Exhibit 99.2

JIN MEDICAL INTERNATIONAL LTD.

PROXY FOR 2024 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 9.30 a.m. Beijing Time on January 30, 2024

(8.30 p.m. Eastern Time on January 29, 2024)

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

I. By way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each (“Proposal One”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. To transact other such business as may properly come before the Meeting or any adjournment thereof.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jin Medical International Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

2